EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands) for the fiscal years ended September 30,	2007	2006	2005	2004	2003
Income before taxes excluding equity in income of investees, minority interest in earnings of consolidated subsidiaries and capitalized interest	$2,406,424	$1,824,729	$1,397,275	$977,039	$694,399
Additions:
Dividends received from equity-method investees	19,537	22,486	—	69	—
Fixed charges
Interest expense-excluding interest on deposits	23,595	30,155	34,563	32,254	22,924
Interest expense-deposits	14,344	14,391	7,651	4,295	6,122
Interest factor on rent[1]	17,318	16,736	15,717	13,020	13,413

Total fixed charges	$55,257	$61,282	$57,931	$49,569	$42,459

Adjusted earnings	$2,481,218	$1,908,497	$1,455,206	$1,026,677	$736,858

Ratio of adjusted earnings to fixed charges-including interest on deposits	44.9	31.1	25.1	20.7	17.4
Ratio of adjusted earnings to fixed charges-excluding interest on deposits	60.3	40.4	28.8	22.6	20.1

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).

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